EXHIBIT A

PRESS RELEASE

Press Release No. 04-13

METALLICA RESOURCES ANNOUNCES RECEIPT OF BLASTING
PERMIT AT CERRO SAN PEDRO, MEXICO

October 22, 2004, Toronto, Ontario — Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to announce that its wholly-owned Mexican subsidiary, Minera San Xavier, S.A. de C.V. (MSX), has received its explosives operating permit from SEDENA (Secretaria de Defensa National) for its Cerro San Pedro heap leach gold and silver project located in the State of San Luis Potosi, Mexico. This permit is valid until December 31, 2004 and MSX has already made an application for renewal of the permit for 2005. All explosives operating permits in Mexico must be renewed annually.

In earlier announcements, the Company indicated that it had encountered delays in obtaining the explosives operating permit for the project. Following approximately three months of construction activity, the Company suspended construction at the Cerro San Pedro project in June 2004 in part due to delays in receiving the explosives operating permit.

“The resolution of the explosives operating permit is a significant accomplishment for MSX towards resolving the current issues at Cerro San Pedro,” according to Metallica Resources’ President & CEO Richard Hall. “We thank SEDENA’s staff for its careful review of the technical and legal merits of MSX’s application.”

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. At September 30, 2004 it had US$41.9 million in cash and cash equivalents with no debt. It currently has 82.7 million shares issued and outstanding. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.